UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-42400

Willow Lane Acquisition Corp.

(Exact name of registrant as specified in its charter)

250 West 57th Street, Suite 415, New York, New York, 10107

(646) 565-3861

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant

Class A Ordinary Shares, par value $0.0001 per share

Redeemable Warrants, each whole Redeemable Warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*	Effective as of May 8, 2026, Willow Lane Acquisition Corp., a Cayman Islands exempted company (“SPAC” or “Willow Lane”), entered into a business combination agreement (the “Business Combination”) with Boost Run Inc., a Delaware corporation (“Pubco”), Benchmark Merger Sub I Inc., a Delaware corporation and wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), Boost Run Holdings, LLC, a Delaware limited liability company (the “Company” or “Boost Run”), Benchmark Merger Sub II LLC, a Delaware limited liability company and wholly-owned subsidiary or Pubco (“Company Merger Sub”), Andrew Karos, solely in his capacity as the representative of the holders of Boost Run’s issued and outstanding membership interests, and George Peng, solely in his capacity as the representative of Willow Lane shareholders. As part of the Business Combination transactions, SPAC Merger Sub merged with and into SPAC, with SPAC surviving as a whooly-owned subsidiary of Pubco (the “SPAC Merger”). Simultaneously with the SPAC Merger, Company Merger Sub merged with and into Boost Run, with, pursuant to the Certificate of Merger, the surviving entity continuing as Boost Run Services, LLC and a wholly-owned subsidiary of Pubco. As a result of the Business Combination, SPAC and Boost Run became wholly-owned subsidiaries of Pubco and Pubco became a publicly traded company. This Form 15 relates solely to the reporting obligations of SPAC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations of Pubco under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WILLOW LANE ACQUISITION CORP.

Date: June 9, 2026	By:	/s/ B. Luke Weil
	Name:	B. Luke Weil
	Title:	Chief Executive Officer